QSOUND LABS   ANNUAL REPORT 2005

QSound Labs, Inc. was founded in 1988, and has become a prominent supplier of 3D audio solutions for the Internet, PC/Multimedia, Consumer Electronics and Mobile Device marketplaces.  Its comprehensive portfolio of analog and digital audio solutions, are not only recognized for their quality and reliability, but for their broad and loyal distribution channels, enviable partnerships and solid brand recognition.

In the early 1980’s the Company began experimenting with multiple microphones, discovering that sound could be made to appear to come from different directions, similar to the way in which the human ear detects sound.  Breaking away from analog based sound analysis, it approached 3D audio from the new perspective of digital analysis.  More than 550,000 listening tests were administered to mass data on the way the human ear hears directional sound when reproduced electronically.  Applying in-house analytical tools, the Company produced averaged results that led to algorithms effective for virtually any listener.

By focusing on the human perspective of sound location as presented through stereo speakers, QSound delivered a technological coup – the world’s most natural sounding, effective and efficient positional 3D audio algorithms for stereo speakers.

Since then, we’ve grown to include many new and exciting markets.  Of course, QSound is still providing superior audio quality in some of your favorite CD’s.  But we’re also delivering incredible Internet audio enhancement, solid e-commerce solutions, cell phone ringtones, IP telephony, and unbelievable sound in numerous home electronics.

QSound enhances your world.

PRESIDENT’S MESSAGE

2005 was a year that brought both progress and challenges for the Company.  The Company’s audio business remained on course in its goal to establish itself in the mobile device market.  This included the continued support of our existing licensees in bringing their products to market as well as the signing of new licensees.  The net result is that the Company should begin to see the financial rewards of these activities in 2006.

By the end of 2005, nine mobile phones, most of which were categorized as smartphones, had been released worldwide with QSound technology (“microQ”) by OEM licensees.  Additionally, the Company had aligned itself with several chip platform partners for this market.  Such partnership alignments are critical to financial success in this market since the majority of mobile phones are supplied by less than a dozen chip platform companies.  The Company also completed a license agreement in the MP3 player market.

Our Internet Telephony business suffered a setback in 2005 with the abandonment of one of our development projects.  This is reflected in the financial statements as impairment charges totaling $518,000.

The Company in conjunction with several joint venture partners completed the development of a voice chat conferencing system in 2005 which will be marketed in 2006.

2005 HIGHLIGHTS

UTStarcom began shipping the UT109 PAS mobile phone in late September for the China market.

Sony plans to include QSound technology on all Vaio computers.  This commenced in Japan in 2005 with further announcements in early 2006 of US and European model availability.

Smartphones from Lenovo, ZTE and BenQ based on Symbian, Linux and Windows Mobile operating systems, respectively, were released in 2005 thus highlighting the versatility and effectiveness of microQ, the Company’s solution for the mobile device marketplace.

Mobile Platform partners, Broadcom & Qualcomm, completed reference designs with microQ in 2005 and these are now available for sampling to their customer base.

Austriamicrosystems licensed QSound technology for the MP3 player market.

FINANCIAL

Licensing revenues decreased by 9%, as the Company transitioned into positioning its technology for the mobile device market.  Product revenues decreased by more than 50%, due to declining sales of the RealNetworks plug-in, iQfx.  Working Capital totaled $1,493,000 as at December 31, 2005.

OUTLOOK

For 2006, our goal is to continue with our strategy of alignment with chip platform providers in the mobile device market. We also plan, as resources permit, to seek out partnership opportunities in the expanding LCD TV market.  For the VoIP market, our initial efforts in 2006 will be on marketing our newly developed voice chat conferencing product.

/s/ David Gallagher

David Gallagher

President and Chief Executive Officer

Notice of Meeting

The Annual Meeting of Shareholders will be held at QSound Labs’ head office in Calgary, Alberta on April 28, 2006 at 10:00 a.m.

The President’s message contains forward-looking statements as defined in U.S. federal securities laws. Our actual results or industry results could differ materially from those in the forward-looking statements.  Investors are advised to read the risks and uncertainties set out under “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission.  Forward-looking statements are based on the current expectations and opinions of QSound’s management.

Report of Independent Registered Public Accounting Firm

to the Shareholders of QSound Labs, Inc.

We have audited the accompanying consolidated balance sheet of QSound Labs, Inc. as at December 31, 2005 and the consolidated statement of operations and deficit and cash flows for the year ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These  standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such option. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences are presented in Note 22 to the consolidated financial statements.

The consolidated balance sheet as at December 31, 2004 and the consolidated statements of operations and cash flows for the two years ended December 31, 2004 were audited by another firm of chartered accountants who expressed an unqualified opinion on these financial statements in their report dated February 25, 2005.

/s/ Grant Thornton LLP

Grant Thornton LLP

Chartered Accountants

Calgary, Canada

March 29, 2006

Consolidated

Balance sheets

December 31, 2005 and 2004

(Expressed in United States dollars)

	2005	2004
ASSETS
Current assets
Cash and cash equivalents	$1,222,729	$3,327,543
Accounts receivable (net) and accrued revenue	401,524	210,967
Note receivable (note 4)	82,648	-
Inventory	40,438	162,568
Deposits and prepaid expenses	76,146	61,438

	1,823,485	3,762,516

Property and equipment (note 5)	670,635	809,171
Deferred development costs (note 6)	352,750	64,974
Intangible assets (note 7)	155,445	591,173

	$3,002,315	$5,227,834

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$285,786	$245,664
Deferred revenue	45,011	59,745

	330,797	305,409

Shareholders' equity
Share capital (note 8)	45,979,055	45,792,526
Warrants (note 9)	1,502,331	1,502,331
Contributed surplus (note 10)	1,442,408	1,329,136
Deficit	(46,252,276)	(43,701,568)

	2,671,518	4,922,425

Commitments and contingencies (note 21)

	$3,002,315	$5,227,834

See accompanying notes to consolidated financial statements.

Approved by the Board:

David Gallagher: Director                                                      Patty Chakour: Director

Consolidated

Statements of Operations and Deficit

Years ended December 31, 2005, 2004 and 2003

(Expressed in United States dollars)

	2005	2004	2003
REVENUE
Royalties, license and engineering fees	$1,056,509	$1,162,303	$779,396
Product sales	486,731	1,050,875	1,263,692

	1,543,240	2,213,178	2,043,088
Cost of product sales	179,781	419,290	425,091

	1,363,459	1,793,888	1,617,997
EXPENSES
Marketing	963,255	1,129,781	1,242,271
Operations	213,163	234,481	169,667
Product engineering	902,427	908,984	834,333
Administration	796,038	661,659	552,876
Stock based compensation	134,793	320,432	90,439
Foreign exchange loss (gain)	2,832	41,955	(153,849)
Amortization	360,898	457,572	308,717

	3,373,406	3,754,864	3,044,454

Loss before other items	(2,009,947)	(1,960,976)	(1,426,457)

OTHER ITEMS
Interest income	56,700	78,727	41,164
(Loss) gain on sale of property and equipment	-	(15,616)	2,204
Impairment of property and equipment (note 12)	(89,754)	-	(102,900)
Impairment of intangible assets (note 13)	(428,453)	-	-
Impairment of goodwill (note 14)	-	-	(2,184,589)
Termination expenses	(41,380)	(3,880)	(26,647)
Other	(163)	(1,697)	137

	(503,050)	57,534	(2,270,631)

Loss before taxes	(2,512,997)	(1,903,442)	(3,697,088)
Foreign withholding tax	(37,711)	(22,504)	(8,543)

Net loss for year	(2,550,708)	(1,925,946)	(3,705,631)

Deficit, beginning of year	(43,701,568)	(41,775,622)	(38,069,991)

Deficit, end of year	$(46,252,276)	$(43,701,568)	$(41,775,622)

Loss per common share (basic and diluted) (note 15)	$(0.30)	$(0.25)	$(0.52)

See accompanying notes to consolidated financial statements

Consolidated

Statements of Cash Flows

Years ended December 31, 2005, 2004 and 2003

(Expressed in United States dollars)

	2005	2004	2003
Cash provided by (used in):

OPERATIONS
Loss for the year	$(2,550,708)	$(1,925,946)	$(3,705,631)

Items not requiring (providing) cash:
Amortization	360,898	457,572	308,717
Stock based compensation	134,793	320,432	90,439
Loss (gain) on sale of property and equipment	-	15,616	(2,204)
Impairment of property and equipment	89,754	-	102,900
Impairment of intangible assets	428,453	-	-
Impairment of goodwill	-	-	2,184,589

Changes in non-cash working capital balances (note 17)	(57,747)	(47,817)	581,497

	(1,594,557)	(1,180,143)	(439,693)

FINANCING
Issuance of common shares, net	165,008	2,120,657	22,940
Issuance of warrants	-	904,019	-

	165,008	3,024,676	22,940

INVESTMENTS
Note receivable	(82,648)	-	-
Purchase of property and equipment	(188,890)	(164,457)	(98,026)
Purchase of deferred development costs	(352,750)	-	-
Purchase of intangible assets	(50,977)	(418,056)	(51,394)
Proceeds from sale of property and equipment	-	4,430	6,061

	(675,265)	(578,083)	(143,359)

(Decrease) increase in cash and cash equivalents	(2,104,814)	1,266,450	(560,112)
Cash and cash equivalents, beginning of year	3,327,543	2,061,093	2,621,205

Cash and cash equivalents, end of year	$1,222,729	$3,327,543	$2,061,093

See accompanying notes to consolidated financial statements

Notes

to Consolidated Financial Statements

Years Ended December 31, 2005, 2004, and 2003

(Expressed in United States dollars)

1.

Organization:

Since its inception in 1988, QSound Labs, Inc. (the "Company") has established itself as a leading audio technology company. The Company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for mobile devices, consumer electronics, PC/multimedia, and Internet markets. The Company's cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four and up to 7.1 speaker systems.

The Company's subsidiary QCommerce Inc. provides complete e-commerce solutions for small and medium sized businesses.

The Company's subsidiary QTelNet Inc. delivers award-winning, highly interoperable Voice Over IP solutions.

2.

Significant accounting policies:

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada which, in the case of the Company, conform in all material respects with those in the United States, except as outlined in note 22.  All amounts are expressed in United States dollars.

The Company's significant accounting policies are as follows:

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses.  Actual results could differ from these estimates.

Basis of presentation:

These consolidated financial statements include the accounts of QSound Labs, Inc. a public company organized under the laws of the Province of Alberta, Canada and its wholly-owned subsidiaries.  All intercompany transactions and balances have been eliminated on consolidation.

Cash and cash equivalents:

Cash equivalents are short term deposits with original maturities of less than 90 days for which cost approximates market value.

Inventory:

Inventory is comprised of finished goods and is stated at the lower of cost, being determined by the first-in, first-out method, and net realizable value.

Property and equipment:

Property and equipment is recorded at cost and is amortized annually, beginning the year after acquisition, over the expected useful life of the assets as follows:

Assets	Basis	Rate
Sound source and control equipment	Declining balance	20%
Real time systems	Declining balance	30%
Furniture and fixtures	Declining balance	20%
Computer equipment	Declining balance	30%
Software and production tooling	Declining balance	30%

The Company assesses impairment of property and equipment by comparing the carrying value of the property and equipment and its recoverable value.  When the carrying value exceeds its recoverable value from future undiscounted cash flows, an impairment is recognized and charged to period earnings equal to the excess of the carrying value over the recoverable value.

Research and development costs:

Research costs are expensed as incurred.  Development costs are expensed as incurred except if they relate to a specific product or process that management believes is technically and economically feasible and recoverable, in which case these costs are deferred.

Deferred development costs are amortized against the related expected revenue as that revenue is recognized.

The Company assesses impairment of deferred development costs by determining whether their recoverable amounts are less than their unamortized balance.  When a potential impairment is identified, the amount of impairment is calculated by reference to the related net expected future cash flows and charged to period earnings.

Goodwill:

The Company uses the purchase method to account for all business combinations and identifies separate from goodwill, other intangible assets that arise.  Pursuant to this policy, goodwill is no longer amortized, but is tested for impairment on an annual basis.   In 2003, an analysis of the recorded goodwill was completed and an assessed goodwill impairment of the remaining balance was recognized as at December 31, 2003.

Intangible assets:

Patents and trademarks, and purchased customer list are recorded at cost and are amortized beginning the year after acquisition, over the expected useful life of the assets, which has been estimated to be 5 years.  Their carrying value is tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Licensing rights are recorded at cost and amortized over the estimated life.  The Company assesses impairment of licensing rights by determining whether their recoverable amounts are less than their unamortized balance.  When a potential impairment is identified, the amount of impairment is calculated as the amount the carrying value of the licensing rights exceeds the expected future cash flows and charged to period earnings.

Foreign currency translation:

The Company's functional currency is United States Dollars.  The Company translates monetary assets and liabilities into United States dollars at the rate of exchange in effect as at the balance sheet date, and revenues and expenses at the average rates in effect during the year.  Foreign exchange gains and losses on translation of these amounts are included in the determination of net income or loss for the year.

Revenue recognition:

The Company generates revenue from sale of licenses for software products, royalties, and engineering fees.  The Company recognizes revenue, when all of the following criteria are met:  persuasive evidence of an arrangement exists, delivery of the software product has occurred or the services have been performed, the price is fixed or determinable, customer acceptance, if applicable, has been received, and collection is reasonably assured.

Software license fees, royalties, and engineering fees collected on projects in advance of revenue being recognized are recorded as deferred revenue.

The Company also generates revenue from the sale of products.  Revenue from product sales is recognized when products are shipped pursuant to sales arrangements with customers (which is when title passes), collectibility is reasonably assured and the Company does not have obligations for additional deliverables that are essential to the functionality of the product.

Interest income:

Interest income is recognized as it is earned.

Income taxes:

The Company uses the liability method of accounting for income taxes under which future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities as a result of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the substantive enactment date.

To the extent that future income tax assets are not considered to be more likely than not realized, a valuation allowance is provided.

Per share amounts:

Per share amounts are calculated using the weighted average number of common shares outstanding during the year. Diluted per share amounts are calculated using the treasury stock method.

Stock based compensation:

The Company accounts for stock based compensation under the fair value method. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the vesting period.  In accordance with one of the transitional options permitted under amended CICA Handbook Section 3870, the Company elected to early adopt the fair value based method for all employee stock options granted on or after January 1, 2003, and accordingly, recognized compensation expense related to stock options granted to employees beginning in 2003. Pro forma disclosure of the fair value of stock options granted to employees during 2002 has been provided (note 11).  Consideration paid by employees to the Company on the exercise of stock options are recorded in share capital upon receipt, along with the amount of non-cash stock based compensation expense recognized in contributed surplus.

3.

Joint venture:

During 2005, the Company entered into a joint venture agreement (the "Agreement") for the development of and sale of software for the gaming industry.  Under the terms of the Agreement, the Company has provided the financing to the joint venture necessary to undertake the software development.  In return, the Company has control over the venture under the Agreement until such time as its financing is repaid through the sale of the related software being developed.  As such, these financial statements include 100% of the assets, liabilities, revenues and expenses of the joint venture as follows:

Accounts receivable	$754
Deferred development costs	352,750
Net joint venture equity	(353,504)

Engineering fee revenue	40,254
Expenses	19,750

Upon repayment of its financing, the Company's interest in the joint venture will be 45% at which point the Company will record a disposition and account for its interest in the joint venture using the proportionate consolidation method.

During 2005, the Company provided the joint venture financing in the amount of $353,504 plus funded the expenses of $19,750.  These amounts were paid to a joint venture partner to facilitate the software development.

4.

Note receivable:

The note receivable is due from a joint venture partner, bears interest at 8% per annum, and is due June 30, 2006.  The joint venture partner's interest in the joint venture has been pledged as security.

5.

Property and equipment:

2005	Cost	Accumulated amortization	Net book value
Sound source and control equipment	$545,463	$529,346	$16,117
Real time systems	905,534	901,354	4,180
Furniture and fixtures	230,668	207,750	22,918
Computer equipment	1,095,705	809,061	286,644
Software and production tooling	1,632,281	1,291,505	340,776

	$4,409,651	$3,739,016	$670,635

Included in the accumulated amortization above for computer equipment is a 2005 year asset impairment charge of $1,362.  Included in the accumulated amortization above for software and production tooling is a 2005 year asset impairment charge of $88,392.

2004	Cost	Accumulated amortization	Net book value
Sound source and control equipment	$545,463	$523,174	$22,289
Real time systems	905,534	899,563	5,971
Furniture and fixtures	228,654	203,298	25,356
Computer equipment	997,224	728,490	268,734
Software and production tooling	1,543,888	1,057,067	486,821

	$4,220,763	$3,411,592	$809,171

6.

Deferred development costs:

	2005	2004
Software development costs	$804,564	$451,814
Accumulated amortization	451,814	386,840

Net book value	$352,750	$64,974

In accordance with the accounting policy of the Company, included in the deferred development costs are $352,750 (2004 - $nil) that are not yet in commercial production and therefore not subject to amortization.  In 2005, amortization of  $64,974 (2004 - $112,711) was recorded and included in amortization expense.

7.

Intangible assets:

2005	Cost	Accumulated amortization	Net book value
Patents and trademarks	$928,906	$780,344	$148,562
Purchased customer list	34,418	27,535	6,883
Licensing rights	428,453	428,453	-

	$1,391,777	$1,236,332	$155,445

2004	Cost	Accumulated amortization	Net book value
Patents and trademarks	$877,929	$728,976	$148,953
Purchased customer list	34,418	20,651	13,767
Licensing rights	428,453	-	428,453

	$1,340,800	$749,627	$591,173

Included in the accumulated amortization above for licensing rights is a 2005 year asset impairment charge of $428,453.

8.

Share capital:

Authorized:

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of first and second preferred shares.  No preferred shares are outstanding.

Common shares issued and outstanding:

	Number of Shares	Consideration
Balance December 31, 2002	7,156,074	$43,772,441

Issued for cash on exercise of options	43,170	22,940
Reclassification from contributed surplus on exercise of stock options	-	5,864
Balance December 31, 2003	7,199,244	43,801,245

Issued for cash:
On exercise of options	857,015	1,174,218
Private placement
Cash received	347,826	2,000,000
Less financing costs paid in cash	-	(149,541)
Less warrants valued under Black-Scholes as part of private placement costs (note 9)	-	(380,862)
Less deemed allocation to warrants (note 9)	-	(904,019)
Reclassification from contributed surplus on exercise of stock options	-	251,485
Balance December 31, 2004	8,404,085	45,792,526

Issued for cash on exercise of options	257,900	201,000
Reclassification from contributed surplus on exercise of stock options	-	21,521
Less financing costs paid in cash	-	(35,992)

Balance December 31, 2005	8,661,985	$45,979,055

9.

Warrants:

	Number of Warrants	Consideration
Balance December 31, 2002	250,000	$108,725
Issued for services received	250,000	108,725
Balance December 31, 2003	500,000	217,450
Issued for services received	75,000	380,862
Issued for cash	660,869	904,019
Balance December 31, 2004	1,235,869	1,502,331
Expired	(521,739)	-

Balance December 31, 2005	714,130	$1,502,331

The warrants issued in 2004 for services received were allocated to share issue costs.  The warrants issued in 2003 for services received were capitalized to software and production tooling.

The fair value of the warrants issued for services received was calculated using the Black-Scholes pricing model with the following weighted average assumptions:

	2004	2003
Risk free interest rate	4.5%	4.5%
Volatility	93%	80%
Life of the warrant	7 months to 5 years	4.5 years
Dividend yield	0%	0%

The amount allocated to the warrants issued for cash was calculated taking the total cash proceeds of the shares issued in the private placement on a pro-rata basis with the fair value of the warrants issued using the Black-Scholes pricing model using the assumptions stated above and the market value of the shares issued in the private placement.

The following table summarizes the information about warrants outstanding at December 31, 2005:

Warrants Outstanding and Exercisable	Exercise Price	Remaining Term (years)
500,000	$1.04	1.2
75,000	7.77	4.0
139,130	9.12	4.0

714,130	$3.32	2.0

Each warrant is exercisable for one common share of the Company.

10.

Contributed surplus:

Balance December 31, 2002	$1,119,185

Increase due to stock based compensation	90,439
Decrease due to stock options exercised	(5,864)
Balance December 31, 2003	1,203,760

Increase due to stock based compensation	376,861
Decrease due to stock options exercised	(251,485)
Balance December 31, 2004	1,329,136

Increase due to stock based compensation	134,793
Decrease due to stock options exercised	(21,521)

Balance December 31, 2005	$1,442,408

11.

Stock option plan:

The Company has a stock option plan under which the Board of Directors may grant stock options to directors, officers, consultants and employees for the purchase of authorized but unissued common shares.  At December 31, 2005, stock options to purchase 977,533 common shares are outstanding.  The stock options are exercisable at prices ranging from $0.47 to $4.56 per share and expire on various dates between 2006 and 2015.

During the year ended December 31, 2005, the Company granted 180,933 (2004 - 570,720; 2003 - 280,000) options to employees and directors with exercise prices at or greater than the market price of the Company's stock on the date of grant.  Of these 180,933 (2004 - 570,720; 2003 - 280,000) options, 7,000 (2004 - 245,720; 2003 - 30,000) vested immediately.  The remaining 173,933 (2004 - 325,000; 2003 - 250,000) options vest at various times depending upon individual specified performance criteria being met. At December 31, 2005, 22,500 of these options had vested.

In 2005, the Company did not grant any options to non-employees (2004 - 60,000; 2003 - 55,000) in connection with services to be performed. All of these options vest depending upon specified performance criteria being met.  At December 31, 2005, all of these options had vested or had been cancelled.

The fair value of the vested options granted during 2005, 2004 and 2003 is estimated on the day of grant using the Black-Scholes option pricing model with the following assumptions;

	2005	2004	2003
Risk free interest rate	4.5%	4.5%	4.5%
Weighted average volatility	66%	94%	105%
Expected life of option	90 days to 10 years	15 days to 5 years	3 to 5 years
Dividend yield	0%	0%	0%

For the year ended December 31, 2005, $134,793 (2004 - $320,432; 2003 - $90,439) has been recognized as compensation cost related to options granted to employees and directors.  In 2005, no compensation cost (2004 - $56,429; 2003 - $59,619) has been recognized as compensation cost related to options issued to non-employees.  In 2004, the compensation costs related to options issued to non-employees has been capitalized to intangible assets.  In 2003, the compensation costs related to options issued to non-employees has been expensed to marketing expenses.

No compensation cost was recorded in the Company's statement of operations and deficit for options granted in 2002 to employees, directors and officers.  Had compensation cost for stock options granted in 2002 been determined based on the fair value method, the Company's pro-forma net loss for the year ended December 31, 2005 would have been increased by $21,982 to $2,572,690, the pro-forma net loss for 2004 would have been increased by $81,620  to $2,007,566, and the pro-forma net loss for 2003 would have increased by $103,602 to $3,809,233.  Pro-forma loss per common share (basic and diluted) would have not changed for 2005 while 2004 and 2003 would have both been increased by $0.01 to $0.26 in 2004, and $0.53 in 2003.

Changes in options granted during the years ended December 31, 2005, 2004 and 2003 were as follows:

	Number of Shares	Exercise price per share			Weighted average exercise price
Balance December 31, 2002	1,595,922	$0.47	-	12.24	$1.26

Granted	335,000	1.00	-	1.48	1.24
Exercised	(43,170)	0.47	-	1.00	0.53
Cancelled or expired	(148,987)	1.21	-	12.24	5.97
Balance December 31, 2003	1,738,765	0.47	-	1.75	0.87

Granted	630,720	1.65	-	5.00	2.58
Exercised	(857,015)	0.47	-	5.00	1.37
Cancelled or expired	(354,970)	1.21	-	1.72	1.36
Balance December 31, 2004	1,157,500	0.47	-	4.56	1.29

Granted	180,933	2.40	-	3.57	2.59
Exercised	(257,900)	0.47	-	4.56	0.78
Cancelled or expired	(103,000)	2.05	-	4.56	3.34
Balance December 31, 2005	977,533	0.47	-	4.56	$1.45

The following table summarizes the information about stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at Dec. 31, 2005	Weighted- Average Remaining Term (Years)	Weighted- Average Exercise Price	Number Exercisable at Dec. 31, 2005	Weighted Average Exercise Price
$0.47	219,307	0.9	$0.47	219,307	$0.47
1.04 to 1.75	413,693	1.0	1.21	413,693	1.21
1.88 to 2.40	309,533	5.3	2.19	188,100	2.06
3.57 to 4.56	35,000	4.4	3.71	5,000	4.56
	977,533	2.5	$1.45	826,100	$1.23

12.

Impairment of property and equipment:

In accordance with the Company's accounting policy, an analysis of property and equipment was completed in 2005.  As a result of the re-evaluation of a telephony project, an assessed property and equipment impairment of $89,754 was recognized on some telephony assets during 2005.  In 2003, an assessed property and equipment impairment of $102,900 was recognized on an audio segment asset.

13.

Impairment of intangible asset:

In accordance with the Company's accounting policy, an analysis of intangible assets was completed in 2005.  As a result of the re-evaluation of a telephony project, an assessed intangible assets impairment of $428,453 was recognized during 2005.

14.

Impairment of goodwill:

In accordance with the Company's accounting policy, an analysis of the recorded goodwill was completed in 2003.  As a result of the declining activity in the E-Commerce operating segment, an assessed goodwill impairment of $2,184,589 was recognized as at December 31, 2003.

15.

Loss per share:

Basic loss per share	2005	2004	2003
Net loss	$(2,550,708)	$(1,925,946)	$(3,705,631)
Weighted average number of shares outstanding	8,497,201	7,628,238	7,171,217

Loss per share	$(0.30)	$(0.25)	$(0.52)

Diluted loss per share	2005	2004	2003
Net Loss	$(2,550,708)	$(1,925,946)	$(3,705,631)
Weighted average number of shares outstanding	8,497,201	7,628,238	7,171,217
Weighted average stock options potentially exercisable	704,827	1,570,357	588,919
Weighted average warrants potentially exercisable	379,674	384,578	139,894
Weighted average number of diluted shares outstanding	9,581,702	9,583,173	7,900,030

Diluted loss per share	$(0.30)	$(0.25)	$(0.52)

In calculating the weighted average number of diluted shares above, the Company excluded 59,000 stock options (2004 - 57,000; 2003 - 253,987) and 214,130 warrants (2003 - 735,869; 2003 - nil) because the exercise price was greater than the average market price for the year.

16.

Defined benefit pension plan:

During the 2002 year the Company established an individual pension plan for the president to resolve an outstanding compensation contingency.  The company does not have a pension plan for other employees.

Under the terms of the plan, the Company will make yearly contributions to the plan up to the date of retirement of the individual.  All contributions to the plan are expected to return 7.5% per annum.  Should the plan not achieve the 7.5% expected return, the Company will be responsible for any shortfall.

Information regarding the individual pension plan is outlined below:

	2005	2004	2003

Fair value of plan assets	$302,827	$255,628	$200,695
Accrued benefit obligation	(283,799)	(236,744)	(188,056)

Funded Status:
Plan assets in excess of benefit obligation	19,028	18,884	12,639
Unamortized net actuarial loss (gain)	(8,124)	(14,403)	(11,231)

Accrued benefit asset	$10,904	$4,481	$1,408

The financial statements presented do no reflect the accrued benefit asset shown above, since it is considered insignificant.

Economic assumptions used to determine benefit obligation and periodic expense were:

	2005	2004	2003

Discount rate	5.50%	5.75%	6.25%
Expected rate of return on assets	7.50%	7.50%	7.50%
Rate of compensation increase	5.50%	5.50%	5.50%
Average remaining service period of covered employee	12	13	14

Actuarial evaluations are required every three years, the next evaluation being January 1, 2006.

Pension expense, included in the Company's marketing expense, is as follows:

	2005	2004	2003

Current service cost	$18,551	$16,063	$13,886
Interest on accrued benefit obligation	20,743	15,667	6,241
Expected return on plan assets	(19,734)	(15,560)	(6,182)

Pension expense included in marketing expense	$19,560	$16,170	$13,945

The company expects to contribute $20,589 to the plan in 2006.

17.

Supplementary cash flow information:

Changes in non-cash working capital balances	2005	2004	2003
Accounts receivable	$(190,557)	$10,227	$708,325
Inventory	122,130	(55,191)	(90,920)
Deposits and prepaid expenses	(14,708)	21,483	(24,247)
Accounts payable and accrued liabilities	40,122	12,466	12,303
Deferred revenue	(14,734)	(36,802)	(23,964)

	$(57,747)	$(47,817)	$581,497

Interest received in cash	$55,981	$85,546	$38,664

Income taxes paid in cash	$37,711	$22,504	$8,543

18.

Income taxes:

Income tax expense differs from the amount that would be computed by applying the basic combined Canadian federal and provincial statutory income tax rate to the income (loss) for the year.  The reasons for the differences are as follows:

	2005	2004	2003
Loss for the year	$(2,512,997)	$(1,903,442)	$(3,697,088)
Combined Canadian Federal and Provincial statutory rate	33.62%	33.87%	36.75%
Computed tax (recovery)	(844,870)	(644,696)	(1,358,680)
Increase (decrease) resulting from:
Change in valuation allowance	768,000	165,000	506,000
Income taxes computed at different rates in the United States	(2,903)	(1,214)	10,487
Reduction of unrealized future tax assets for enacted changes in income tax rates	36,714	223,049	73,137
Stock based compensation	45,317	108,530	33,236
Other permanent differences	35,453	171,835	744,363
Actual expense (recovery)	$37,711	$22,504	$8,543

The tax effects of temporary differences that give rise to significant portions of future income tax assets are as follows:

	Canada	United States	2005	2004
Future income tax assets:
Capital assets	$1,341,000	$-	$1,341,000	$981,000
Share issue costs	35,000	-	35,000	31,000
Loss and SRED carry-forwards	3,197,000	3,505,000	6,702,000	6,306,000
Intangible assets	200,000	85,000	285,000	277,000
Investments	-	158,000	158,000	158,000
	4,773,000	3,748,000	8,521,000	7,753,000
Less: Valuation allowance	(4,773,000)	(3,748,000)	(8,521,000)	(7,753,000)

Net future tax assets	$-	$-	$-	$-

In 2005, management determined that the basis used in estimating future income tax assets differed from actual income tax returns filed.  Accordingly, the value of these assets has been recalculated to reflect income tax returns filed, and the comparative figures for 2004 and 2003 have been adjusted in the above tables.  Additionally, the valuation allowance has been adjusted accordingly resulting in total net future tax assets of zero as previously reported.

The Company has Canadian Scientific Research and Experimental Development (SRED) expenditure carry-forwards in the amount of $4,777,000 which have no expiry.  The Company also has Canadian non-capital loss carry-forwards and United States net operating loss carry-forwards which expire in the following years:

	Canada	United States
2006	$889,259	$2,053,162
2007	86	-
2008	86	776,287
2009	-	373,177
2010	1,435,341	412,789
2011	-	107,980
2012	-	59,918
2014	1,187,240	-
2015	1,416,649	-
2018	-	2,052,039
2019	-	164,364
2020	-	1,295,294
2021	-	1,422,885
2022	-	188,145
2023	-	716,280
2024	-	149,172
2025	-	241,617

	$4,928,661	$10,013,109

19.

Segmented information:

The Company operates in three operating segments consisting of Audio Products (Audio), E-Commerce Products (E-Commerce), and Voice Over Internet Protocol Products (Telephony).  Audio involves the developing and marketing of sound enhancement technology for use in various industries. E-Commerce involves the developing and marketing of internet business services.  Telephony involves the developing and marketing of telecommunication over internet equipment and software.

2005	Audio	E-Commerce	Telephony	Total
Revenues	$1,304,832	$182,940	$55,468	$1,543,240
Interest revenue	54,470	12	2,219	56,701
Amortization	211,464	27,045	122,389	360,898
Segment loss before other items	(1,243,781)	(233,166)	(533,000)	(2,009,947)
Segment assets	2,495,997	84,574	421,744	3,002,315
Expenditures for property and equipment	73,881	25,201	89,808	188,890
Expenditures for intangible assets	50,563	414	-	50,977

2004	Audio	E-Commerce	Telephony	Total
Revenues	$1,820,028	$245,238	$147,912	$2,213,178
Interest revenue	78,254	12	461	78,727
Amortization	251,362	35,273	170,937	457,572
Segment loss before other items	(653,710)	(138,369)	(1,168,897)	(1,960,976)
Segment assets	4,037,007	109,600	1,081,227	5,227,834
Expenditures for property and equipment	154,884	811	8,762	164,457
Expenditures for intangible assets	46,032	-	372,024	418,056
Stock based compensation capitalized as intangible asset	-	-	56,429	56,429

2003	Audio	E-Commerce	Telephony	Total
Revenues	$1,511,312	$346,456	$185,320	$2,043,088
Interest revenue	41,132	-	32	41,164
Amortization	261,713	47,004	-	308,717
Segment loss before other items	(596,419)	(65,628)	(764,410)	(1,426,457)
Segment assets	2,731,693	175,363	869,523	3,776,579
Expenditures for property and equipment	20,682	867	576,477	598,026
Expenditures for intangible assets	51,354	-	40	51,394

Geographic information	2005 Revenue	2004 Revenue	2003 Revenue
Canada	$10,472	$73,294	$64,449
United States	966,980	1,418,029	1,515,602
Asia	489,625	644,503	456,194
Europe	49,026	72,102	4,365
Other	27,137	5,250	2,478

	$1,543,240	$2,213,178	$2,043,088

As at December 31, 2005 and 2004, substantially all of the Company's product assets and employees were located in Canada.  As at December 31, 2003, substantially all of the Company's Audio and E-Commerce product assets and employees were located in Canada and all of the Company's Telephony product assets were located in Canada.  In 2003, 25% of the Company's Telephony employees were located in Canada and 75% were located in the United States.

20.

Financial instruments and risk management:

The fair values of financial assets and liabilities approximate their carrying values at December 31, 2005 due to their short maturity terms.

The Company is exposed to foreign currency fluctuations on its Canadian dollar denominated cash, receivables and payables.  Foreign currency risk arising from a decline in the relative value of the Canadian dollar is managed to the extent that Canadian dollar denominated cash and receivables are equal to or exceed Canadian dollar payables.  The Company has not, at December 31, 2005, entered into foreign currency derivatives to hedge its exposure to foreign exchange risk.

The Company is exposed to credit risk on its accounts receivable and accrued revenue.  As at December 31, 2005, there were outstanding accounts receivable and accrued revenue balances from three entities which comprised 49% of the total balance.  These entities are located in the United States and Asia.  While none of these amounts have been collected subsequent to the year end management believes that all are fully collectable.

As at December 31, 2004, there were outstanding accounts receivable balances from four entities which comprised 61% of the total balance.  These entities are located in the United States and Asia.  These amounts have been collected subsequent to the 2004 year end.

As at December 31, 2003, there were outstanding accounts receivable balances from two entities which comprised 57% of the total balance.  These entities are located in the United States and Asia.  These amounts have been collected subsequent to the 2003 year end.

During 2005, two customers contributed 23% of the total revenues, each providing greater than 10% of the total revenues.  For 2004 and 2003, no one individual customer provided greater than 10% of total revenues.

For Audio, during 2005, 38% of total Audio revenue arose from three customers, each of which individually provided greater than 10% of total Audio revenues.  For 2004, 52% of total Audio revenue arose from four customers, each of which individually provided greater than 10% of total Audio revenues.  For 2003, 74% of total Audio revenue arose from three customers, each of which individually provided greater than 10% of total Audio revenues.

For E-Commerce, during 2005, 2004, and 2003, no one customer contributed to more than 10% of total E-Commerce revenue.

For Telephony, during 2005, 32% of total Telephony revenue arose from two customers, each of which individually provided greater than 10% of total Telephony revenues.  For 2004, 37% of total Telephony revenue arose from three customers, each of which individually provided greater than 10% of total Telephony revenues.  For 2003, 61% of total Telephony revenue arose from two customers, each of which individually provided greater than 10% of total Telephony revenues.

21.

Commitments and contingencies:

The Company is involved in litigation and claims which arise from time to time in the normal course of business.  In the opinion of management, any liability that may arise from such contingencies would not have a significant adverse effect on the consolidated financial position of the Company.

In 2004, QTelNet Inc. entered into an agreement with a third party for the development of a telephony product.  Under the agreement, QTelNet provided funding and loans, and the Company issued 50,000 stock options exercisable at $2.05 U.S. and vesting at the rate of 4,166 options per month, to the third party in exchange for the development.  The development was never completed, or a product delivered, by the third party.  Under the agreement, any dispute must be settled first by mediation and arbitration and then by the courts.  QTelNet has commenced mediation.  The options have been cancelled and QTelNet Inc. is seeking repayment of $485,000 Cdn. for recovery of intangible asset.  The third party has countered that it is owed $300,000 Cdn. from its inability to exercise the options, and $290,000 Cdn. in additional development funds.  The Company and QTelNet believe that they have good defenses and that these claims are without merit, therefore no amounts have been accrued in the consolidated financial statements.

Under the terms of its lease agreements for office space and equipment, the Company is obligated at December 31, 2005 to make the following minimum lease payments over the next five years and in total:

2006	$97,047
2007	97,047
2008	83,313
2009	14,646
2010	8,544

$300,597

Minimum lease payments of $92,756 (2004 - $88,458; 2003 - $70,564) are included in the calculation of the loss for the year.

22.

United States accounting principles:

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").  Any differences in United States generally accepted accounting principles ("US GAAP") as they pertain to the Company's financial statements are not material except as follows:

(a)

The Company follows SFAS 130 regarding comprehensive income for purposes of reconciliation to US GAAP.  Under US GAAP, items defined as other comprehensive income are separately classified in the financial statements and the accumulated balance of other comprehensive income (loss) is reported separately in shareholders' equity on the balance sheet.    For all periods presented, comprehensive income (loss) equals net income (loss).

(b)

Prior to 2003, the Company had applied the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its stock options issued to employees, directors and officers of the Company for purposes of reconciliation to US GAAP.  As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.  In addition, variable accounting would be applied to stock options that have been repriced, whereby compensation expense would be recorded or recovered on the date of reporting only if the current market price of the underlying stock exceeded the exercise price.  SFAS No. 123, "Accounting for Stock-Based Compensation", established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans.  As allowed by SFAS No. 123, the Company had elected to continue to apply the intrinsic value-based method of accounting described above and adopted the disclosure requirements of SFAS No. 123.  Stock options issued to consultants and other third parties are accounted for at their fair values in accordance with SFAS No. 123.  In accordance with the adoption of the fair value-based method for Canadian GAAP purposes, the Company elected to prospectively adopt the fair value-based method under US GAAP, as provided for under SFAS No. 123, effective January 1, 2003.  Prior to 2003, under US GAAP, $202,058 of stock based compensation costs for stock options issued to third parties were expensed.  No entry was made under Canadian GAAP.

(c)

Under US GAAP, $80,871 of the deferred development costs were expensed to product engineering.  Under Canadian GAAP these costs were recorded as deferred development costs.

Other differences between Canadian and United States accounting principles are summarized as follows:

There was no difference in the weighted average number of shares outstanding in the years ended December 31, 2005, 2004 and 2003 under Canadian and United States GAAP.

The effect on the loss for each of the years in the three year period ended December 31, 2005 of the differences between Canadian and United States generally accepted accounting principles is summarized as follows:

Years ended December 31,	2005	2004	2003
Net loss for the year as reported in accordance with Canadian GAAP	$(2,550,708)	$(1,925,946)	$(3,705,631)
Development expense	(80,871)	-	-

Net loss under US GAAP	$(2,631,579)	$(1,925,946)	$(3,705,631)

Net loss per share (basic and diluted) under US GAAP	$(0.31)	$(0.25)	$(0.52)

The effect on the consolidated balance sheets of the difference between Canadian and United States generally accepted accounting principles is as follows:

December 31, 2005	As reported in accordance with Canadian GAAP	Differences	Under US GAAP
Current assets	$1,823,485	$-	$1,823,485
Property and equipment	670,635	-	670,635
Deferred development costs	352,750	(80,871)	271,879
Intangible assets	155,445	-	155,445

	$3,002,315	$(80,871)	$2,921,444

Current liabilities	$330,797	$-	$330,797
Shareholder's equity:
Common shares	45,979,055	202,058	46,181,113
Warrants	1,502,331	-	1,502,331
Contributed Surplus	1,442,408	-	1,442,408
Deficit	(46,252,276)	(282,929)	(46,535,205)

	$3,002,315	$(80,871)	$2,921,444

December 31, 2004	As reported in accordance with Canadian GAAP	Differences	Under US GAAP
Current assets	$3,762,516	$-	$3,762,516
Property and equipment	809,171	-	809,171
Deferred development costs	64,974	-	64,974
Intangible assets	591,173	-	591,173

	$5,227,834	$-	$5,227,834

Current liabilities	$305,409	$-	$305,409
Shareholder's equity:
Common shares	45,792,526	202,058	45,994,584
Warrants	1,502,331	-	1,502,331
Contributed Surplus	1,329,136	-	1,329,136
Deficit	(43,701,568)	(202,058)	(43,903,626)

	$5,227,834	$-	$5,227,834

Included in the current liabilities above are accrued liabilities of $138,731 in 2005 and $95,360 in 2004.

Aggregate amortization expense for intangible assets for each of the five succeeding fiscal years is estimated to be:

2006	$55,991
2007	40,161
2008	29,695
2009	19,402
2010	10,196

$155,445

During the years ended December 31, 2005, 2004 and 2003 the Company granted options to employees, directors and officers.  Compensation cost is recorded in the Company's statement of operations and deficit for options granted and vested during 2005, 2004 and 2003 in accordance with the adoption of the fair value based method effective January 1, 2003.

The Company has calculated the fair value of stock options granted to employees using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2005	2004	2003
Risk free interest rate	4.5%	4.5%	4.5%
Weighted average volatility	66%	94%	105%
Expected life of option	90 days to 10 years	15 days to 5 years	3 to 5 years
Dividend yield	0%	0%	0%

Had the Company determined compensation cost based on the fair value at the grant date for its stock options issued in 2002 under SFAS No. 123, the Company's net income (loss) and basic and diluted income (loss) per share would have been reduced to the pro forma amounts indicated below:

	2005	2004	2003
Net loss under US GAAP:
As reported	$(2,631,579)	$(1,925,946)	$(3,705,631)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(21,982)	(81,620)	(103,602)

Pro forma	$(2,653,561)	$(2,007,566)	$(3,809,233)

Basic and diluted loss per common share under US GAAP:
As reported	$(0.31)	$(0.26)	$(0.52)
Pro forma	$(0.31)	$(0.26)	$(0.53)

23. Comparative figures:

Certain comparative information has been reclassified to conform with the current year's presentation.  The reclassifications that have occurred are as follows:

Property and equipment, deferred development costs, and intangible assets:

In prior years, intangible assets consisted of only patents and trademarks and purchased customer list.  All other items were shown as one figure as capital assets.  In the current year's presentation licensing rights have been shown as part of intangible assets, and deferred development costs have been shown separately.

Cost of product sales:

In prior years, a write down of inventory in 2003 was included in impairment of assets.  In the current year's presentation this amount has been included as part of cost of product sales.

Stock based compensation and operating expenses:

In prior years, stock based compensation had been included in marketing, operations, product engineering, and administration expenses.  In the current year's presentation stock based compensation has been shown separately.

Foreign exchange loss (gain):

In prior years, a foreign exchange gain realized in 2003 had been shown as part of other expenses.  In the current year's presentation this gain has been shown as part of foreign exchange loss (gain).

Foreign withholding tax, termination expense and other:

In prior years, foreign withholding tax, termination expense, and other were shown together as other.  In the current year's presentation these amounts have been shown separately.

Consolidated statements of cash flows and notes to financial statements:

The comparative figures in the consolidated statements of cash flows and in the notes to the financial statements have been reclassified in accordance with the items described above to conform with the current year's presentation.

24.

Subsequent event

Subsequent to the year end, the Company has entered into a convertible loan agreement for $1,000,000.  The loan bears interest at US prime rate, payable quarterly.  The term of the loan is the shorter of 5 years or the date of conversion.  The amount owed can be converted for $3.25 per share at any time at the option of the lender.  Conversion may take place in whole or in part, however a minimum of 25,000 shares ($81,250) is to be converted each time.  As part of the transaction, 400,000 warrants, exercisable at $4.50, with a term equal to the loan, will be issued.  The warrants may be exercised at any time during the term in lots of 25,000 warrants or more.  The Company has agreed to file a short form registration statement under the United States Securities Act of 1933 to register the Shares issued upon conversion of the Loan and exercise of the warrants, provided that QSound is not obligated to file more that one such registration statement annually during the Term.